UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant's name into English)

Presidente Riesco 5711, Piso 20

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FOR IMMEDIATE RELEASE

LAN AIRLINES REPORTS NET INCOME OF US$78.8 MILLION FOR THE THIRD QUARTER OF 2007

Santiago, Chile, October 24, 2007 – LAN Airlines S.A. (NYSE: LFL), one of Latin America’s leading passenger and cargo airlines, announced today its consolidated financial results for the third quarter ended September 30, 2007. “LAN” or “the Company” makes reference to the consolidated entity, which includes several passenger and cargo airlines in Latin America. All figures were prepared in accordance with generally accepted accounting principles in Chile and are expressed in U.S Dollars.

HIGHLIGHTS

•	LAN reported net income of US$78.8 million for the third quarter of 2007, a 52.9% increase compared to net income of US$51.5 million in the third quarter of 2006.

•

The Company reported operating income of US$102.0 million for the third quarter of 2007 compared to operating income of US$70.5 million in the third quarter of 2006, increasing its operating margin from 9.3% to 11.6%. This increase was the result of a 15.2% increase in revenue, which offset a 12.2% increase in operating costs.

•

Total revenues for the third quarter of 2007 reached US$878.0 million compared to revenues of US$762.3 million in the third quarter of 2006, due mainly to a 17.4% increase in passenger revenues, while cargo revenues increased 10.1% and other revenues increased 20.4%. Passenger and cargo revenues accounted for 64% and 31% of total revenues, respectively, during the third quarter of 2007. Revenue growth during the quarter is largely attributed to the expansion of LAN’s international cargo and passenger operations, both regional and long-haul.

•

During the third quarter, LAN continued to see the excellent results from the launch of its new business model for short-haul operations on domestic routes within Chile and Peru. Domestic traffic in Chile grew 30.8% during the quarter while domestic load factors increased from 62.7% to 73.8%, largely driven by fare reductions of up to 35% on the lowest fare classes. At the same time, CASK in the domestic business continues to decline due to a larger Airbus fleet, increased fleet utilization rates, longer flight legs, and lower distribution costs.

•	Continuing the expansion of its fleet, LAN received its second Airbus A318 as well as its fifth Airbus A340-300 during the quarter.

•

In September, LAN completed the implementation of a new revenue management system, “Real Origin and Destination Solution.” This system seeks to maximize passenger revenues taking into account actual demand by origin-destination, as well as the Company’s strong growth during the past years and the continued development of its multi-hub model. With this, LAN expects to be among the world’s top five companies in terms of best revenue management practices. The system’s second phase of implementation is a Low Fare Module with state-of-the-art technology to optimize revenues in markets with LCC competition and is expected to be completed early in 2008.

CONTACTS IN CHILE	CONTACTS IN NEW YORK
Gisela Escobar – Head of Investor Relations	Maria Barona/Melanie Carpenter
gisela.escobar@lan.com	lan@i-advize.com
Juan José Irarrázaval – Investor Relations Analyst	i-advize Corporate Communications, Inc.
juanjose.irarrazavalg@lan.com	Tel: (212) 406-3690
Tel: (56-2) 565-3944/8775

•

On August 16, LAN completed a ratio change in the Company’s American Depositary Receipt (ADR) program, changing the ratio from one American Depositary Share (ADS) representing five common shares, to one ADS representing one common share. This change did not affect the Company's underlying common shares.

Management Comments on Third Quarter 2007 Results

LAN reported net income of US$78.8 million in the third quarter of 2007. This result reflects significant margin improvements resulting mainly from capacity expansion and strong traffic growth as well as effective control of operating costs compared to the third quarter of 2006. Total revenues increased 15.2% during the quarter, while LAN’s operating margin improved from 9.3% to 11.6%.

Passenger revenues grew 17.4% during the quarter, due mainly to a 19.1% expansion in capacity, partially offset by a 1.5% decline in revenues per ASK. The latter was driven by a 4.4% decline in yields, partially offset by an increase in load factors from 75.7% to 78.1%. During this quarter, the Company managed its capacity in order to respond to demand growth and market opportunities. As a consequence, capacity increased on all of LAN’s routes, with the largest capacity increases on regional and international long haul routes. Capacity also increased in all of the Company’s domestic markets, namely Chile, Peru and Argentina. During the quarter, yields decreased mainly as a result of reductions in domestic markets resulting from the implementation of the Company’s new business model for short-haul operations, as well as decreases on certain regional routes compared to the third quarter of 2006.

LAN’s strategy in the cargo business seeks to rationalize capacity expansion by focusing on the most profitable routes, as well as optimizing its fleet by maintaining the optimal mix of ACMI leases and its own Boeing 767 freighters. The implementation of this strategy during the third quarter of 2007 continues to achieve important profitability improvements; margins in the cargo business contributed to LAN’s consolidated margin expansion during this quarter. During the third quarter of 2007, cargo revenues rose 10.1% as capacity rose 9.7% and unit cargo revenues increased 0.3%. Higher revenues per ATK resulted mainly from a 4.1% increase in yields, which offset a decline in load factors from 76.5% to 73.7%. Yields increased during the quarter mainly driven by the implementation of certain revenue management initiatives.

Operating expenses rose 12.2% compared to the third quarter of 2006, while costs per ATK (including net financial expenses) decreased 0.2%. Higher fuel prices generated US$4.3 million in higher fuel costs for the quarter. Excluding fuel, unit costs decreased 1.4%. The decrease in unit costs ex-fuel was mainly due to a change in the commission structure of the cargo business, lower commissions in the passenger business, and lower fleet costs resulting from fewer aircraft rentals and fewer allotment contracts in the cargo business. These factors were partially offset by higher aircraft maintenance costs and higher wages and benefits expenses.

The Company recorded a US$7.9 million non-operating loss in the third quarter of 2007 compared to an US$10.9 million non-operating loss in the third quarter of 2006. In the third quarter of 2007, interest expenses increased due to higher debt related to fleet financing, while interest income increased due to higher cash balances resulting from the proceeds of the equity offering completed in June 2007. The Company recorded a US$7.3 million fuel hedging gain in the third quarter of 2007, compared to a US$6.4 million fuel hedging gain in the third quarter of 2006. LAN has hedged approximately 29% of its fuel requirements for the fourth quarter of 2007 and approximately 1% of its fuel requirements for 2008.

LAN continues to maintain a solid financial position, with ample liquidity and a sound financing structure. At the end of the quarter LAN had US$610 million in cash, cash equivalents and available credit lines. Additionally, the Company’s long-term debt only finances aircraft, has 12 to 18-year repayment profiles and features competitive interest rates.

During the quarter, LAN continued with its retrofit program to reconfigure all of its Boeing 767 passenger aircraft with the new Premium Business Class and upgraded Economy Class. As of September 30, 2007, thirteen of LAN’s 21 Boeing 767 passenger aircraft had this new configuration.

Consistent positive results and a solid balance sheet have enabled LAN to continue advancing on a number of long-term initiatives. These plans, which encompass all levels and business units, are aimed at improving LAN’s long-term strategic position by enabling the Company to address opportunities, strengthen its market position and increase competitiveness.

EBITDAR Calculation (1)

The following is a calculation of LAN’s EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and aircraft rentals), which the Company considers useful indicators of operating performance.

EBITDAR (in US$ millions)

	3Q07	3Q06	%Chg	Sep07	Sep06	%Chg

Revenues	878.0	762.3	15.2%	2478.8	2180.5	13.7%
Operating Expenses	(775.9)	(691.8)	12.2%	(2197.3)	(2015.8)	9.0%
Operating Income	102.0	70.5	44.6%	281.5	164.6	71.0%

Depreciation and Amortization	39.6	32.4	22.4%	111.5	90.2	23.7%
EBITDA	141.7	102.9	37.6%	393.0	254.8	54.3%
EBITDA Margin	16.1%	13.5%		15.9%	11.7%

Aircraft Rentals	40.0	40.2	-0.5%	116.2	118.6	-2.0%
EBITDAR	181.7	143.1	26.9%	509.2	373.4	36.4%
EBITDAR Margin	20.7%	18.8%		20.5%	17.1%

(1) EBITDA and EBITDAR are non-GAAP measures and should not be considered in isolation nor as a substitute for net income prepared in accordance with generally accepted accounting principles in Chile as a measure of operating performance. Furthermore, these calculations may not be comparable to similarly titled measures used by other companies.

Recent Events

New Business Model for Domestic/Regional Operations

During the third quarter, LAN continued to see the excellent results from the launch of its new business model for short-haul operations on domestic routes within Chile and Peru. Domestic traffic in Chile grew 30.8% during the quarter, while domestic load factors increased from 62.7% to 73.8%, largely driven by fare reductions of up to 35% on the lowest fare classes. At the same time, CASK in the domestic business continues to be reduced via a larger Airbus fleet, increased fleet utilization rates, longer flight legs, and lower distribution costs as a result of the reduction in commissions to agents and higher Internet sales. Internet sales in the Chilean domestic operations increased from 16% in September 2006 to 39% in September 2007.

Fleet Plan

During the quarter, LAN continued the expansion of its fleet. In August, the Company received its second Airbus A318 aircraft, destined for operations on domestic routes within Chile. To continue the growth of its long-haul passenger operations, in July the Company also received its fifth leased Airbus A340 for ultra long haul routes.

LAN’s complete fleet plan and associated capital expenditures are shown in the table below.

Fleet Plan

Year End Fleet	2006	2007	2008	2009	2010	2011
PASSENGER FLEET
737-200	16	6	-	-	-	-
A320/A319/A318	30	37	53	51	57	66
767-300 ER	20	22	26	28	28	28
787-9 ER	-	-	-	-	-	4
A340-300	4	5	5	5	5	5
TOTAL PASSENGER FLEET	70	70	84	84	90	103

CARGO FLEET
737-200 F	1	1	-	-	-	-
767-300 F	9	9	9	9	9	9
777-300 F	-	-	-	2	2	4
TOTAL CARGO FLEET	10	10	9	11	11	13

TOTAL FLEET	80	80	93	95	101	116

Total Capex US$ Millions	687	476	936	269	243	660

In July LAN’s Board of Directors approved orders for a total of 32 Boeing 787 Dreamliners, including 26 owned and six leased aircraft, to be received between 2011 and 2016. The total investment in these new aircraft will reach approximately US$ 3.2 billion, the largest investment in the Company’s history, and assures LAN’s future growth and commitment to the development of air travel in Latin America. Furthermore, the Company announced in June that it will incorporate four new Boeing 777 freighter aircraft into its fleet starting in 2009. This model is a world-class freighter, with the largest capacity and the best efficiency performance in its category.

New Revenue Management System

In September, LAN completed the implementation of a new revenue management system, “Real Origin and Destination Solution.” This system seeks to maximize passenger revenues taking into account actual demand by origin-destination, as well as the Company’s strong growth during the past years and the continued development of its multi-hub model. With this, LAN expects to be among the world’s top five companies in terms of best revenue management practices. The system’s second phase of implementation is a Low Fare Module with state-of-the-art technology to optimize revenues in markets with LCC competition and is expected to be completed early in 2008.

Outlook

The actions mentioned under “Recent Events” above are part of a broad set of initiatives aimed at strengthening LAN’s future performance. The Company’s strong third quarter operating performance provides a solid base for long-term growth and profitability. As a consequence, LAN is in a position to plan for capacity expansion in response to growth opportunities, while leveraging opportunities to improve its cost performance. Combined, LAN believes that these elements will enable the Company to consolidate its position as Latin America’s leading international carrier.

LAN has embarked on a very significant fleet expansion program, which includes the delivery of a total of 11 passenger aircraft in 2007 and 22 in 2008. In addition to more aircraft, ASK growth will be enhanced as a result of increased aircraft utilization and, to a lesser extent, the densification of the current fleet. Overall, LAN expects passenger ASK growth to be between 19-21% in 2007 and between 20-22% in 2008. LAN expects growth in the cargo business in 2008 to be largely driven by capacity in the belly space of passenger aircraft, as well as from possible additional ACMI leases in 2008. As a result, the Company estimates cargo ATK growth of 4-6% in 2007, and 8-10% in 2008.

Consolidated Third Quarter Results

Net income for the third quarter of 2007 amounted to US$78.8 million compared to net income of US$51.5 million in the same period of 2006, an increase of 52.9%. Net margin for the quarter increased from 6.8% in 2006 to 9.0% in 2007.

Operating income amounted to US$102.0 million in the third quarter of 2007 as compared to operating income of US$70.5 million in the third quarter of 2006. Operating margin for the quarter increased from 9.3% to 11.6%.

Total operating revenues grew 15.2% compared to the third quarter of 2006, reaching US$878.0 million. This reflected a:

•	17.4% increase in passenger revenues to US$559.0 million,
•	10.1% increase in cargo revenues to US$272.4 million, and a
•	20.4% increase in other revenues to US$46.6 million.

Passenger and cargo revenues accounted for 64% and 31% of total revenues for the quarter, respectively.

Passenger revenues were higher driven by a 22.8% increase in traffic, partly offset by a 4.4% decrease in yields. Load factors increased from 75.7% to 78.1%, as traffic outpaced the 19.1% increase in capacity. Overall, revenues per ASK decreased 1.5%. Traffic grew as a result of a 30.8% increase in Chilean domestic traffic, and a 21.8% increase in international traffic (including domestic operations in Peru and Argentina). International traffic accounted for 88% of total passenger traffic during the quarter. Yields decreased 4.4% mainly due to fare decreases on domestic routes related with LAN’s new business model for short-haul operations, as well as lower fares on certain regional routes.

Cargo revenues increased 10.1% driven by a 5.8% increase in traffic and a 4.1% increase in yields. Yields increased primarily due to the implementation during the quarter of certain revenue management initiatives. Capacity during the quarter increased 9.7%. As a consequence, load factors decreased from 76.5% to 73.7%. Revenues per ATK increased by a marginal 0.3% compared to the third quarter of 2006.

Other revenues increased 20.4%, mainly driven by increased revenues from on board sales and aircraft rentals, maintenance and handling services to third parties. In addition, the Company received US$7.4 million from Airbus related to a change in the delivery schedule for certain Airbus A318 aircraft. These effects were partly offset by the sale of the subsidiaries of Lan Logistics Corp, including the Miami-based companies Lan Box Inc. and courier company SkyNet SA in the second quarter of 2007, which were not part of the Company’s core airline business.

Total operating expenses increased 12.2% during the quarter, while unit (ATK) costs decreased 0.2% as compared to the third quarter 2006. Higher jet fuel prices during the quarter led to approximately US$4.3 million in higher fuel costs. Excluding fuel, unit costs decreased 1.4%. Changes in operating expenses were driven by:

•

Wages and benefits increased 14.8%, driven mainly by increased headcount in line with the expansion of the Company’s operations, as well as by the impact of stronger local currencies on local currency-denominated wages.

•	Fuel costs increased 14.2%, driven by a 12.1% increase in consumption and a 1.9% increase in prices.

•

Commissions to agents increased 4.2% due to a 14.9% increase in traffic revenues (passenger and cargo), which was offset by a 1.3 point reduction in average commissions. This reduction was mainly related to a change in the commission structure in the cargo business, as well as to lower commissions in the passenger business in Chile.

•	Depreciation and amortization increased 22.4%, mainly due to the incorporation of four new Boeing 767 aircraft, eight new Airbus A319 aircraft and two new Airbus A318 aircraft.
•

Other rental and landing fees increased 6.0%, mainly due to the impact of increased operations on airport landing fees and handling expenses, which were offset in part by lower variable aircraft rentals as a result of the termination of certain cargo allotment agreements.

•	Passenger service expenses increased 40.5%, driven by the 24.0% increase in the number of passengers transported during the quarter, as well as by higher costs associated with passenger compensations.
•	Aircraft rentals decreased 0.5% mainly due to a decrease in the average number of leased aircraft.
•

Maintenance expenses increased 26.6% mainly as a result of the expansion in operations, a larger fleet and the increased fleet utilization, as well as higher maintenance rates per hour due to escalation in maintenance contracts.

•	Other operating expenses increased 10.9% due to increased operations, which resulted in increased sales costs and marketing expenses.

Non-operating results for the third quarter of 2007 amounted to a US$7.9 million loss compared to a US$10.9 million loss in the third quarter of 2006.

•	Interest income increased 301.0% due to higher average cash balances resulting from the proceeds of the equity offering completed in June 2007.
•	Interest expenses increased 18.2% due to increased average long-term debt related to fleet financing.
•

In the other income-net item, the Company recorded a US$4.8 million gain compared to a US$3.5 million gain in 2006. The Company recorded a fuel hedging gain of US$7.3 million in the third quarter of 2007 (compared to a US$6.4 million gain in the third quarter of 2006), as well as a US$1.1 million foreign-exchange gain (compared to a US$0.8 million loss in the third quarter of 2006).

Consolidated First Nine Months 2007 Results

Net income for the first nine months of 2007 amounted to US$207.5 million compared to net income of US$147.7 million in the same period of 2006, an increase of 40.5%. Excluding extraordinary items that amounted to US$28.3 million during the first half of 2006, net income rose 73.8% and net margin increased from 5.5% in 2006 to 8.4% in 2007.

Operating income amounted to US$281.5 million in the first nine months of 2007 compared to US$164.6 million in the first nine months of 2006. Operating margin for the period increased from 7.6% to 11.4%.

Total operating revenues grew 13.7% compared to the first nine months of 2006, reaching US$2.5 billion. This reflected a:

•	19.7% increase in passenger revenues to US$1,554.8 million,
•	4.5% increase in cargo revenues to US$804.9 million, and a
•	7.1% increase in other revenues which amounted to US$119.1 million.

Passenger and cargo revenues accounted for 63% and 32% of total revenues for the period, respectively.

Passenger revenues grew driven by a 26. 1% increase in traffic, partly offset by a 5.1 % decrease in yields. Load factors increased from 72.9% to 75.8%, as traffic outpaced the 21.4% increase in capacity. Overall, revenues per ASK decreased 1.4% . Traffic grew as a result of a 22.4% increase in Chilean domestic traffic and a 26.7% increase in international traffic (including domestic operations in Peru and Argentina). International traffic accounted for 88% of total passenger traffic during the period. Yields decreased 5. 1% mainly due to fare decreases on regional routes as well as on domestic routes related to the new business model for short-haul operations.

Cargo revenues increased 4.5% mainly due to a 4.4% increase in traffic. Yields increased a marginal 0.1% as a change in the route mix (reduction of frequencies to the European market where yields were higher but profitability was lower than other routes) was offset by strong demand on southbound routes and by the implementation of certain revenue management initiatives. Traffic growth was exceeded by a 6.0% capacity increase. As a consequence, load factors decreased from 75.1% to 73.9%. Revenues per ATK decreased 1.4% compared to the first nine months of 2006.

Other revenues increased 7.1% driven by increased revenues from on-board sales and aircraft rentals, maintenance and handling services to third parties, partially offset by the sale in the second quarter of 2007 of the subsidiaries of Lan Logistics Corp, which were not part of the Company’s core airline business. In addition, the Company received US$7.4 million from Airbus related to a change in the delivery schedule of certain Airbus A318 aircraft.

Total operating expenses increased 9.0% during the period, while unit (ATK) costs decreased 2.3%. Slightly lower jet fuel prices during this period led to approximately US$3.0 million in lower fuel costs. Excluding fuel, unit costs decreased 2.9%. Changes in operating expenses were driven by:

•	Wages and benefits increased 9.2%, driven by the expansion in the Company’s operations, partially offset by the impact of a weaker Chilean peso on local Peso-denominated wages.
•	Fuel costs increased 11.0%, as an 11.5% increase in consumption was offset by a 0.5% decrease in prices.
•

Commissions to agents decreased 4.3% due to a 14.1% increase in traffic revenues (passenger and cargo), which was offset by a 2.3 point reduction in average commissions. This reduction was mainly related to a change in the commission structure in the cargo business, as well as lower commissions in the passenger business in Chile.

•	Depreciation and amortization increased 23.7%, mainly due to the incorporation of four new Boeing 767 aircraft, eight new Airbus A319 aircraft and two new Airbus A318 aircraft.
•

Other rental and landing fees increased 7.7%, mainly due to the impact of increased landing fees and handling expenses, which were partially offset by lower variable aircraft rentals as a result of lower ACMI leases in the cargo business, as well as the termination of certain cargo allotment agreements.

•	Passenger service expenses increased 28.6%, driven mainly by the 27.1% increase in the number of passengers transported during the period.
•	Aircraft rentals decreased 2.0% mainly due to a decrease in the average number of leased aircraft.
•

Maintenance expenses increased 30.8% mainly as a result of the expansion in operations, a larger fleet and increased utilization of the fleet, as well as higher maintenance rates per hour due to an escalation in maintenance contracts.

•

Other operating expenses increased 10.3% due to increased operations, which resulted in increased sales costs and costs related to the Company’s frequent flyer program, “LanPass”. This was partially offset by the de-consolidation of the costs related to the subsidiaries of Lan Logistic Corp, which were sold during the second quarter of 2007.

Non-operating results for the first nine months of 2007 amounted to a US$35.2 million loss compared to an US$8.6 million gain in the first nine months of 2006.

•	Interest income increased 137.4% due to higher average cash balances resulting from the proceeds of the equity offering completed in June 2007.
•	Interest expenses increased 33.3% due to increased average long-term debt related to fleet financing.
•

In the other income-net item, the Company recorded an US$8.3 million gain compared to a US$45.4 million gain in 2006. In the first nine months of 2006, this item included a US$40.3 million pre-tax, one-time gain related to a change in the Company’s aircraft maintenance accounting policy, and a US$6.4 million pre-tax, one-time loss related to severance payment charges. The Company recorded a fuel hedging gain of US$7.4 million in the first nine months of 2007 (compared to a US$13.9 million gain in the first nine months of 2006), as well as a US$6.3 million foreign-exchange gain (compared to a US$0.6 million loss in the first nine months of 2006).

******

About LAN

LAN Airlines is one of the leading airlines in Latin America. “LAN” makes reference to the consolidated entity that includes LAN Airlines, LAN Express, LAN Peru, LAN Ecuador, and LAN Argentina, as well as LAN Cargo and its affiliates. The LAN Alliance serves 15 destinations in Chile, 12 destinations in Peru, ten destinations in Argentina, two destinations in Ecuador, 15 destinations in other Latin American countries and the Caribbean, three destinations in the United States, two destinations in Europe and four destinations in the South Pacific, as well as 52 additional international destinations through its various code-share agreements. Currently, the LAN Alliance operates 70 passenger aircraft and 10 dedicated freighters.

LAN Airlines is a member of oneworld (TM), the world’s leading global airline alliance. It has bilateral commercial agreements with oneworld partners American Airlines, British Airways, Iberia and Qantas, as well as with Alaska Airlines, AeroMexico, Mexicana, TAM, Korean Air and JAL. For more information visit www.lan.com or www.oneworldalliance.com.

******

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

FOR IMMEDIATE RELEASE

**LAN Airlines S.A.**
**Consolidated Income Statement (in thousands of U.S. Dollars)**

| | For the Three-Month Period ended September 30 | | | For the Nine- Month Period ended September 30 | | |
|---|---|---|---|---|---|---|
| | 2007 | 2006 | % Change | 2007 | 2006 | % Change |
| **REVENUES** | | | | | | |
| Passenger | 558,990 | 476,198 | 17.4% | 1,554,833 | 1,299,148 | 19.7% |
| Cargo | 272,353 | 247,412 | 10.1% | 804,911 | 770,158 | 4.5% |
| Other | 46,624 | 38,717 | 20.4% | 119,086 | 111,145 | 7.1% |
| **TOTAL OPERATING REVENUES** | **877,967** | **762,327** | **15.2%** | **2,478,830** | **2,180,451** | **13.7%** |
| **EXPENSES** | | | | | | |
| Wages and Benefits | (125,544) | (109,331) | 14.8% | (349,408) | (320,088) | 9.2% |
| Aircraft Fuel | (232,095) | (203,181) | 14.2% | (635,887) | (572,729) | 11.0% |
| Commissions to Agents | (98,450) | (94,520) | 4.2% | (287,573) | (300,398) | -4.3% |
| Depreciation and Amortization | (39,629) | (32,365) | 22.4% | (111,543) | (90,164) | 23.7% |
| Other Rental and Landing Fees | (87,867) | (82,869) | 6.0% | (262,103) | (243,458) | 7.7% |
| Passenger Services | (19,233) | (13,687) | 40.5% | (52,726) | (41,015) | 28.6% |
| Aircraft Rentals | (40,021) | (40,213) | -0.5% | (116,204) | (118,590) | -2.0% |
| Aircraft Maintenance | (39,264) | (31,020) | 26.6% | (118,110) | (90,266) | 30.8% |
| Other Operating Expenses | (93,840) | (84,595) | 10.9% | (263,789) | (239,108) | 10.3% |
| **TOTAL OPERATING EXPENSES** | **(775,943)** | **(691,781)** | **12.2%** | **(2,197,343)** | **(2,015,816)** | **9.0%** |
| **OPERATING INCOME (LOSS)** | **102,024** | **70,546** | **44.6%** | **281,487** | **164,635** | **71.0%** |
| *OPERATING MARGIN* | *11.6%* | *9.3%* | 2.4 *pp* | *11.4%* | *7.6%* | 3.8 *pp* |
| **OTHER INCOME ( EXPENSE )** | | | | | | |
| Interest Income | 6,152 | 1,534 | 301.0% | 12,560 | 5,291 | 137.4% |
| Interest Expenses | (18,773) | (15,884) | 18.2% | (56,090) | (42,092) | 33.3% |
| Other Income-Net | 4,763 | 3,457 | 37.8% | 8,306 | 45,351 | -81.7% |
| **TOTAL** | **(7,858)** | **(10,893)** | **-27.9%** | **(35,224)** | **8,550** | **-512.0%** |
| **INCOME BEFORE MINORITY INTEREST** | **94,166** | **59,653** | **57.9%** | **246,263** | **173,185** | **42.2%** |
| Minority Interest | 163 | 1,342 | -87.9% | 1,761 | 2,913 | -39.5% |
| **INCOME (LOSS) BEFORE INCOME TAXES** | **94,329** | **60,995** | **54.7%** | **248,024** | **176,098** | **40.8%** |
| Income Taxes | (15,544) | (9,466) | 64.2% | (40,521) | (28,446) | 42.4% |
| **NET INCOME (LOSS)** | **78,785** | **51,529** | **52.9%** | **207,503** | **147,652** | **40.5%** |
| *NET MARGIN* | *9.0%* | *6.8%* | 2.2 *pp* | *8.4%* | *6.8%* | 1.6 *pp* |
| **NET INCOME (LOSS) EXCLUDING EXTRAORDINARY ITEMS** | **78,785** | **51,529** | **52.9%** | **207,503** | **119,311** | **73.9%** |
| *NET MARGIN* | *9.0%* | *6.8%* | 2.2 *pp* | *8.4%* | *5.5%* | 2.9 *pp* |
| Shares Outstanding | 338,790,909 | 318,909,090 | 6.2% | 338,790,909 | 318,909,090 | 6.2% |
| Earnings per share | 0.23 | 0.16 | 43.9% | 0.61 | 0.46 | 32.3% |
| Earnings per ADR | 0.23 | 0.16 | 43.9% | 0.61 | 0.46 | 32.3% |

CONTACTS IN CHILE	CONTACTS IN NEW YORK
Gisela Escobar – Head of Investor Relations	Maria Barona/Melanie Carpenter
gisela.escobar@lan.com	lan@i-advize.com
Juan José Irarrázaval – Investor Relations Analyst	i-advize Corporate Communications, Inc.
juanjose.irarrazavalg@lan.com	Tel: (212) 406-3690
Tel: (56-2) 565-3944/8775

LAN Airlines S.A.
Consolidated Operating Statistics

Operating Statistics	For the Three-Month Period ended September 30			For the Nine-Month Period Ended September 30		
	2007	2006	% Change	2007	2006	% Change
System						
ATKs (millions)	1,721.1	1,545.5	11.4%	5,155.3	4,610.9	11.8%
ASKs (millions)	7,982.2	6,700.6	19.1%	23,227.1	19,126.3	21.4%
RTKs (millions)	1,201.3	1,062.2	13.1%	3,531.5	3,121.5	13.1%
RPKs (millions)	6,230.5	5,072.4	22.8%	17,597.9	13,952.4	26.1%
Overall Load Factor (based on ATKs)%	69.8%	68.7%	1.1 pp	68.5%	67.7%	0.8 pp
Break-Even Load Factor (based on ATK)%	62.3%	63.4%	-1.1 pp	61.6%	63.5%	-1.9 pp
Yield based on RTKs (US Cents)	69.2	68.1	1.6%	66.8	66.3	0.8%
Operating Revenues per ATK (US Cents)	48.3	46.8	3.2%	45.8	44.9	2.0%
Operating Costs per ATK (US Cents)	43.1	43.2	-0.2%	41.2	42.1	-2.3%
Fuel Gallons Consumed (millions)	100.7	89.8	12.1%	297.3	266.5	11.5%
Average Trip Length (thousands km)	2.159	2.180	-1.0%	2.188	2.204	-0.7%
Passenger						
ASKs (millions)	7,982.2	6,700.6	19.1%	23,227.1	19,126.3	21.4%
RPKs (millions)	6,230.5	5,072.4	22.8%	17,597.9	13,952.4	26.1%
RTKs (millions)	560.7	456.5	22.8%	1,583.8	1,255.7	26.1%
Passengers Transported (thousands)	2,886.4	2,327.1	24.0%	8,043.6	6,330.5	27.1%
Load Factor (based on ASKs) %	78.1%	75.7%	2.4 pp	75.8%	72.9%	2.8 pp
Yield (based on RPKs, US Cents)	9.0	9.4	-4.4%	8.8	9.3	-5.1%
Yield (based on RTKs, US Cents)	99.7	104.3	-4.4%	98.2	103.5	-5.1%
Revenue/ASK (US cents)	7.0	7.1	-1.5%	6.7	6.8	-1.4%
Cargo						
ATKs (millions)	868.9	791.8	9.7%	2,634.4	2,484.7	6.0%
RTKs (millions)	640.6	605.7	5.8%	1,947.7	1,865.8	4.4%
Tons Transported (thousands)	144.8	134.4	7.7%	438.1	406.4	7.8%
Load Factor (based on ATKs) %	73.7%	76.5%	-2.8 pp	73.9%	75.1%	-1.2 pp
Yield based on RTKs (US Cents)	42.5	40.8	4.1%	41.3	41.3	0.1%
Revenue/ATK (US Cents)	31.3	31.2	0.3%	30.6	31.0	-1.4%

Note: Please note that as of August 2007, LAN modified the method of calculating cargo ATKs to better represent available capacity in the bellies of passenger aircraft.
Cargo RTKs are not affected by this change. Corresponding data for 2006 has been modified for comparison purposes

FOR IMMEDIATE RELEASE

LAN Airlines S.A.
Consolidated Balance Sheet (in thousands of US$)

	As of September 30, 2007	2006
ASSETS		
CURRENT ASSETS		
Cash	8,784	14,360
Time deposits	300,349	23,230
Marketable securities	79,818	87,535
Accounts and notes receivable -trade and other	446,319	345,811
Accounts and notes receivable from related companies	8,422	3,430
Inventories	58,163	46,382
Prepaid and recoverable taxes	49,761	36,990
Prepaid expenses	18,232	16,443
Deferred income tax assets	9,142	9,124
Other current assets	16,110	5,027
Total current assets	995,100	588,332
PROPERTY AND EQUIPMENT (net)		
Aircraft	1,728,369	1,462,889
Other	261,504	257,066
Total property and equipment	1,989,873	1,719,955
OTHER ASSETS		
Investments	3,265	3,207
Goodwill	36,794	44,313
Notes and accounts receivable from related companies	0	32
Long-term accounts receivable	5,617	10,645
Long-term deferred taxes	0	0
Deposits and others	368,645	218,909
Total other assets	414,321	277,106
Total assets	3,399,294	2,585,393
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Bank loans	0	18,729
Current portion of long-term loans from financial institutions	83,324	79,150
Current portion of long term leasing obligations	74,021	54,258
Dividends Payable	174	6
Accounts payable	276,401	222,849
Notes and accounts payable to related companies	128	88
Other creditors	0	0
Air traffic liability and others	271,775	234,021
Other current liabilities	169,370	105,389
Total current liabilities	875,193	714,490
LONG-TERM LIABILITIES		
Loans from financial institutions	1,024,156	855,601
Other creditors	0	523
Provisions	60,908	62,349
Notes and accounts payable to related companies	0	0
Air traffic liability	10,042	22,649
Deferred taxes	154,546	124,023
Obligations under capital leases	247,129	186,181
Other long-term liabilities	16,443	16,808
Total long-term liabilities	1,513,224	1,268,134
MINORITY INTEREST	3,719	2,310
SHAREHOLDERS' EQUITY		
Common stock	453,444	134,303
Reserves	-21	2,620
Interim dividends	-90,105	-48,063
Retained earnings	643,840	511,599
Total shareholders´ equity	1,007,158	600,459
Total liabilities and shareholders´ equity	3,399,294	2,585,393

CONTACTS IN CHILE	CONTACTS IN NEW YORK
Gisela Escobar – Head of Investor Relations	Maria Barona/Melanie Carpenter
gisela.escobar@lan.com	lan@i-advize.com
Juan José Irarrázaval – Investor Relations Analyst	i-advize Corporate Communications, Inc.
juanjose.irarrazavalg@lan.com	Tel: (212) 406-3690
Tel: (56-2) 565-3944/8775

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2007

Lan Airlines S.A.
/s/ Alejandro de la Fuente Alejandro de la Fuente Chief Financial Officer